Mail Stop 4561

June 18, 2009

VIA USMAIL and FAX (702) 921 - 5158

Ms. Stacy M. Riffe
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

> **Re: Desert Capital REIT, Inc.**
> **Form 10-K and 10-K/A for the year ended 12/31/2007**
> **Filed on 3/31/2008 and 4/14/2008**
> **File No. 000-51344**

Dear Ms. Stacy M. Riffe:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Cicely LaMothe
Branch Chief